

SEC
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MAR 31 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BHARGAVA WEALTH MANAGEMENT, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 WHITE PINE ROAD
(No. and Street)

FRANKLIN LAKES   NJ   07417
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIA FINI   (WORK) 914-632-8400   (HOME) 845-238-2815
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATHEJA, DIL
(Name – *if individual, state last, first, middle name*)

1 BARBARA PLACE   EASTCHESTER   NY   10709
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _RAKESH BHARGAVA_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _BHARGAVA WEALTH MANAGEMENT, LLC_ , as of _DECEMBER 31_ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Rakesh Bhargava
Signature

PRESIDENT
Title

Bettina Choi
Notary Public

BETTINA CHOI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 8, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BHARGAVA WEALTH MANAGEMENT LLC

Financial Statements and Supplemental Information

For the years ended December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

BHARGAVA WEALTH MANAGEMENT, LLC

December 31, 2007 and 2006

Table of Contents

DIL BATHEJA
CERTIFIED PUBLIC ACCOUNTANT

1 BARBARA PLACE
EASTCHESTER, N.Y. 10709

Tele: (914) 536-7506
Fax: (914)-961-0331

INDEPENDENT AUDITORS' REPORT

To the Member of
Bhargava Wealth Management, LLC

We have audited the accompanying statement of financial condition of Bhargava Wealth Management, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bhargava Wealth Management, LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our Audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York
March 27, 2008

1

BHARGAVA WEALTH MANAGEMENT, LLC

Statement of Financial Condition
As of December 31, 2007 and 2006

		2,007		2006
ASSETS				
CURRENT ASSETS				
Cash	$	102,273	$	200,008
Fees Receivable		721,589		412,250
Due from Affiliate		239		239
Prepaid Expenses		326		575
Total Assets	$	824,427	$	613,072
LIABILITIES AND MEMBERS' EQUITY				
LIABILITIES				
Accounts Payable and Accrued Expenses	$	181,491	$	12,450
Pension and Retirement Plans		261,391		268,157
		442,882		280,607
MEMBERS' EQUITY		381,545		332,465
Total Liabilities and Members' Equity	$	824,427	$	613,072

See accompanying notes to financial Statements.

BHARGAVA WEALTH MANAGEMENT, LLC

Statement of Income
For the year ended December 31, 2007 and 2006

		2,007		2006
Revenues:				
Service Fees	$	1,093,503	$	874,226
Interest Income		197		301
Dividend Income		35,000		0
		1,128,700		874,527
Expenses:				
Employee Compensation and Benefits		437,054		408,120
Legal and Professional Fees		34,864		35,555
Insurance		26,084		18,181
Regulatory Fees		7,893		5,949
Marketing & Finder Fees		171,059		0
Other Expenses		12,666		3,045
		689,620		470,850
Net Income	$	439,080		403,677

See accompanying notes to financial statements.

3

BHARGAVA WEALTH MANAGEMENT, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2007

	Contributed capital	Retained Earnings	Total Members' Equity
Balance at January 1, 2007	$ (133,675)	$ 466,140	$ 332,465
Commencement of Operations:			
Contributions by Members	0	0	0
Distribution to Members	(390,000)	0	(390,000)
Net Income	0	439,080	439,080
Balance at December 31, 2007	$ (523,675)	$ 905,220	$ 381,545

See accompanying notes to financial statements.

Statement of Cash Flows
For year ended December 31, 2007 and 2006

		2,007		2006
Cash Flows from Operating Activities:				
Net Income	$	439,080	$	403,677
Adjustments to reconcile net income to net cash				
used in Operating Activities:				
Changes in:				
Fees Receivable		(309,339)		(293,896)
Due from affiliate		0		105
Prepaid Expenses		249		(285)
Accounts Payable and Accrued Expenses		169,041		271,607
Pension & Retirement Plans		(6,766)		
Net Cash used in Operating Expenses		(146,815)		(22,469)
Cash flows from financing activities:				
Contributions by Members		0		0
Distributions to Members		(390,000)		(200,000)
Net Cash provided by Financing Activities		(390,000)		(200,000)
Net Increase/(Decrease) in Cash		(97,735)		181,208
Cash at beginning of period		200,008		18,800
Cash at December 31, 2007	$	102,273	$	200,008

See accompanying notes to financial statements.

BHARGAVA WEALTH MANAGEMENT, LLC

Notes to Financial Statements
For the Year ended December 31, 2007

Note 1 – Nature of Business

Bhargava Wealth Management, LLC ("the Company"), a Delaware Limited Liability Company ("LLC"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company earns service fees for acting as a marketing and sales representative with respect to solicitations of prospective investors on behalf of its clients. The Company was formed in May 2004 and obtained NASD membership in October 2004.

Prior to the Company's obtaining NASD membership, its activities consisted solely of preparation for such membership.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Service fees are on a contractual basis with the fee stipulated in the contract and are recognized ratably over the contract period.

Income Taxes

The members of the LLC are taxed on the Company's Federal and State taxable income. Accordingly, no provision or liability for Federal or State income taxes has been included in the accompanying financial statements.

Note 3 – Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operations and 15 to 1 thereafter. At December 31, 2007, the company had net capital of $91,114 which was $79,009 in excess of its required net capital of $12,105. The Company's net capital ratio was .066 to 1.

Note 4 – Solicitation Agreements

The Company has entered into solicitation agreements with clients whereby the company earns service fees for acting as a marketing and sales representative with respect to solicitations of prospective investors on behalf of its clients.

With respect to the investors introduced to the clients by the Company, including initial and incremental capital contributions and capital appreciation in the client's account, the clients will pay the Company management fee allocations and incentive fee allocations on the terms in the contracts.

Note 5 – Related Party

The Company has advanced the cost of subscriptions to two business publications aggregating $239, for the benefit of an affiliate. In addition, the Company has entered into an expense-sharing agreement with its members whereby the members provide the Company staffing, management services, office facilities and other support services without cost.

Computation of Net Capital Under SEC Rule 1 5c3-1
December 31, 2007

Computation of Net Capital:

Total Member's Equity		$ 381,545
Add Discretionery Liabilities:		
Defined Benefit and 401 K Plan		261,391
		642,936
Deduction and /or Charges:		
Nonallowable Assets:		
Fees Receivable		551,257
Dues from affiliate		239
Prepaid Expenses		326
Total Deductions and/or charges		551,822
Net Capital before haircuts on Securities positions		91,114
Haircuts on Securities Positions		0
Net Capital		91,114

Computation of aggregate indebtedness (AI):

Accounts Payable and other Liabilities	$ 181,491	
Total aggregate indebtedness	$ 181,491	

Computation of Net Capital Requirement:

Minimum Net Capital Required (Greater of 6 2/3% of AI or $5,000)	12,105
Excess Net Capital	$ 79,009
Ratio of AI to Net Capital	.066 to 1

No differences exist between the above computation and the Company's revised Part II FOCUS report.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commissions under subparagraph (k)(2)(i).

DIL BATHEJA
CERTIFIED PUBLIC ACCOUNTANT

1 BARBARA PLACE
EASTCHESTER, N.Y. 10709

Tele: (914) 536-7506
Fax: (914)-961-0331

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17A-5

To the member of
Bhargava Wealth Management

In planning and performing our audit of the financial statements and supplemental schedules of Bhargava Wealth Management, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practice and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

10

Continued

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

New York
March 27, 2008

